

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-6152

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

EMPLOYEES' PROFIT SHARING PLAN OF
THE BANK OF NEW YORK COMPANY, INC.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE BANK OF NEW YORK COMPANY, INC.
One Wall Street
New York, New York 10286


PROCESSED
JUL 01 2003
THOMSON
FINANCIAL



Required Information

The audited financial statements and supplemental schedules contained in the Employees' Profit Sharing Plan of The Bank of New York Company, Inc. ("the Plan") annual report to employees covering the latest fiscal year of the Plan are incorporated by reference from such document and are filed as Exhibit 99 hereto.

EXHIBIT INDEX

Exhibit No.	
23.1	Consent of Ernst & Young LLP
32	Certification pursuant to 18 U.S.C Section 1350
32.1	Certification pursuant to 18 U.S.C Section 1350
99	Independent auditors report, financial statements, notes to financial statements, and supplemental schedule

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMPLOYEES' PROFIT SHARING PLAN OF THE BANK OF NEW YORK COMPANY, INC.

BY:

Thomas A. Renyi
Chairman and Chief Executive Officer

Gerald L. Hassell
President and Director

Alan R. Griffith
Vice Chairman and Director

Thomas E. Angers
Senior Vice President

Kevin J. Bannon
Executive Vice President

Dated:

June 13, 2003



■ **Ernst & Young LLP**
5 Times Square
New York, New York 10036-6530

■ Phone: (212) 773-3000
www.ey.com

Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-78685) pertaining to the Employees' Profit Sharing Plan of The Bank of New York Company, Inc. (the "Plan") of our report dated June 13, 2003, with respect to the financial statements and schedule of the Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst & Young LLP

New York, New York
June 25, 2003

Exhibit 32

Certification

Pursuant to 18 U.S.C. Section 1350, the undersigned officer of the Employees' Profit-Sharing Plan of The Bank of New York Company, Inc. (the "Plan") hereby certifies that the Plan's Annual Report on Form 11-K for the year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: June 27, 2003

/s/ Thomas A. Renyi

Name: Thomas A. Renyi
Title: Chairman of the Benefits Committee of the Employees' Profit-Sharing Plan of The Bank of New York Company, Inc.

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of the Report or as a separate disclosure document.

Exhibit 32-1

Certification

Pursuant to 18 U.S.C. Section 1350, the undersigned officer of The Bank of New York, the administrator of the Employees' Profit-Sharing Plan of The Bank of New York Company, Inc. (the "Plan") hereby certifies that the Plan's Annual Report on Form 11-K for the year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: June 27, 2003

Name: John A. Park
Title: Senior Vice President,
The Bank of New York

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of the Report or as a separate disclosure document.

EMPLOYEES' PROFIT SHARING PLAN OF THE BANK OF NEW YORK COMPANY, INC.

Financial Statements for the Years Ended December 31, 2002, 2001, and 2000

EMPLOYEES' PROFIT SHARING PLAN OF THE BANK OF NEW YORK COMPANY, INC.

TABLE OF CONTENTS

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report Of Independent Auditors

To the Committee and Participants of the Employees' Profit Sharing Plan of
The Bank of New York Company, Inc.
New York, New York

We have audited the accompanying statements of net assets available for benefits of the Employees' Profit Sharing Plan of The Bank of New York Company, Inc. as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 13, 2003

EMPLOYEES' PROFIT SHARING PLAN OF THE BANK OF NEW YORK COMPANY, INC.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2002	**2001**
ASSETS:		
Investments - at fair value:		
The Bank of New York Company, Inc. common stock	$ 570,923,073	$ 1,000,856,150
Investment funds	292,624,095	300,139,658
Loans to participants	50,734,115	50,451,621
Total investments	914,281,283	1,351,447,429
Cash	-	1,045,000
Contribution receivable from employer	25,918,009	56,726,404
Accrued interest, dividends and other receivables	348,861	383,045
Total assets	940,548,153	1,409,601,878
LIABILITIES:		
Other liabilities	207,900	477,940
Total liabilities	207,900	477,940
NET ASSETS AVAILABLE FOR BENEFITS	$ 940,340,253	$ 1,409,123,938

See accompanying notes to the financial statements.

EMPLOYEES' PROFIT SHARING PLAN OF THE BANK OF NEW YORK COMPANY, INC.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,		
	2002	2001	2000
ADDITIONS:			
Investment Income:			
Interest and dividend income	$ 29,552,713	$ 28,693,336	$ 32,521,325
Net (depreciation)/appreciation in fair value of investments	(446,371,630)	(401,347,983)	424,612,722
Total investment (loss)/income	(416,818,917)	(372,654,647)	457,134,047
Contributions:			
Employer	29,857,928	66,694,359	68,099,784
Participants	1,994,977	23,534,715	22,466,805
Total contributions	31,852,905	90,229,074	90,566,589
Total additions	(384,966,012)	(282,425,573)	547,700,636
DEDUCTIONS:			
Benefits paid to participants	(83,791,120)	(130,885,391)	(170,473,455)
Net (decrease)/increase prior to other plan transfers	(468,757,132)	(413,310,964)	377,227,181
Transfers (to)/from other plans	(26,553)	78,935	3,082,257
Net (decrease)/increase	(468,783,685)	(413,232,029)	380,309,438
NET ASSETS AVAILABLE FOR BENEFITS			
At January 1	1,409,123,938	1,822,355,967	1,442,046,529
At December 31	$ 940,340,253	$ 1,409,123,938	$ 1,822,355,967

See accompanying notes to the financial statements.

EMPLOYEES' PROFIT SHARING PLAN OF THE BANK OF NEW YORK COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN

General Information - The Employees' Profit Sharing Plan (the "Plan") of The Bank of New York Company, Inc. (the "Company") is intended to meet the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan provides employees with an opportunity to share the benefits of their employer's financial performance and to provide financial security during their working careers and additional income in their retirement.

Administration of the Plan - The Plan is administered by the Employees' Profit Sharing Plan Committee of the Company (the "Committee"), which is appointed by the Chief Executive Officer of the Company to serve as the fiduciary of the Plan. In accordance with the provisions of the Plan, The Bank of New York (the "Bank"), a wholly-owned subsidiary of the Company, provides certain administrative, investment and custodial services to the Plan at no charge.

Participation - Under the terms of the Plan, domestically employed full-time salaried employees (as defined) become participants in the Plan after completing one year of continuous service.

Contributions – Effective January 1, 2002, the Company's annual contribution equals an amount determined by the Board of Directors in its discretion based on the Company's over all performance for such Plan Year, but no greater than 10% of Income as adjusted or the applicable percentage (as defined below) of the compensation of all employees for whom a contribution is made. Net income is adjusted to exclude the deduction for contributions to the Plan. Net income is further adjusted to exclude, to the extent (if any) determined by the Board of Directors of the Company (the "Board"), the deduction of interest on any debt obligation issued by the Company after December 31, 1971, and unusual or nonrecurring items of income and expense.

The Company's contribution is allocated among the participants in the proportion that the compensation of each participant during the Plan year bears to the total compensation of all of the participants for the Plan year. The annual addition, which consists of the Company's annual contribution and any participant voluntary contributions, which is allocated to a participant's account each year is limited to 100% of the participant's compensation up to a maximum of $40,000 in 2002, which may be adjusted for increases in the cost of living. Participants can elect to receive a cash payment directly from the Company equal to one-half of the amount allocated them during the Plan year.

The Company's contributions as shown in the accompanying statements of changes in net assets available for benefits are exclusive of the portion paid directly to those participants electing to receive 50% of their share in the form of a direct cash payment ($7,175,022 in 2002, $16,215,422 in 2001, and $18,107,664 in 2000).

Under the Plan, participants have the option to make voluntary contributions to the Plan.

A participant can transfer all or any portion of a distribution received from another employer's Qualified Plan (as defined) which meets the requirements of Section 401(a) of the Internal Revenue Code of 1986 (the "Code") to the Plan, provided that certain conditions are met.

Participant Accounts - The Plan requires that one-half of the Company's contributions for each participant be credited to a separate participant's account in the Profit Sharing Trust Fund (the "Fund"). Each participant may elect annually to invest the remaining one-half share in the Fund, or to receive such amount in cash. The participant's account is credited with the applicable amount of Company contributions and any voluntary contributions made by the participant. Payments with respect to a participant's interest under the Plan are charged to the participant's account. The account is also credited or charged with the proportionate share of changes in the net assets of the Fund arising from investment activities.

After one year of continuous service, a participant has an interest in the Plan which is fully vested.

Investment Programs - Each of the Plan's participants directs the Trustee to invest their account in one or more of twelve separate investment funds which are sponsored by the Company.

Fund A - Funds are invested in the BNY Hamilton Equity Income Fund primarily comprised of common stocks and convertible securities.

Fund B - Funds are invested in the BNY Hamilton Intermediate Government Fund primarily comprised of securities issued or guaranteed by the U.S. Government or its agencies.

Fund C - Funds are invested in the BNY Hamilton Money Fund primarily comprised of high-quality, short-term interest-bearing obligations of corporations, banks and the U.S. Government.

Fund D - Funds are invested substantially in The Bank of New York Company, Inc. common stock.

Fund E - Funds are invested in the BNY Hamilton Large Cap Growth Fund primarily comprised of common stocks and securities convertible into common stocks of domestic and foreign companies.

Fund F - Funds are invested in the BNY Hamilton Small Cap Growth Fund primarily comprised of equity securities of small domestic and foreign companies.

Fund G - Funds are invested in the BNY Hamilton Large Cap Value Fund primarily comprised of common stocks and securities convertible into common stocks of domestic and foreign companies that are undervalued in terms of price or other financial measurements.

Fund H - Funds are invested in the BNY Hamilton International Equity Fund primarily comprised of equity securities of non-U.S. issuers.

Fund I - Funds are invested in the BNY Hamilton Intermediate Investment Grade Fund primarily comprised of investment-grade debt obligations.

Fund J - Funds are invested in the BNY Hamilton S&P 500 Index Fund Institutional comprised of common stocks which seek to match the performance of the Standard & Poor's 500 Composite Stock Index.

Fund K - Funds are invested in the BNY Hamilton US Bond Market Fund comprised of investment-grade government, corporate, mortgage and asset-backed bonds that are denominated in U.S. dollars, all with maturities longer than one year.

Fund L - Funds are invested in the BNY Hamilton Treasury Money Fund comprised of short term obligations of the U.S. Treasury and repurchase agreements fully collateralized by obligations of the U.S. Treasury.

The investment activities of all funds are under the supervision of the Committee.

Withdrawals from the Plan – Each participant has a fully vested interest in the amount of his or her contribution together with the Company's contribution and allocable Plan earnings. The full value of the participant's vested interest in his or her account in the Plan may be distributed upon termination of the participant's employment. The normal form of payment is by lump sum; however, if a participant's vested benefit exceeds $5,000, he or she has the right to receive payment in equal installments over any period not extending beyond the life expectancy of the participant and his or her spouse. Participants electing installment payments do, however, retain the option to change their distribution election from installments to lump sum at any time. No joint and survivor benefits are provided under the Plan. Distributions from the Equity Fund, the Fixed Income Fund, the Money Market Fund, the Large Cap Growth Fund, the Small Cap Growth Fund, the Large Cap Value Fund, the International Equity Fund, the Intermediate Investment Grade Fund, the S&P 500 Index Fund, the US Bond Market Fund and the Treasury Money Fund are made in cash. Distributions from the Bank Stock Fund consist of full shares of stock and/or cash.

Participants may withdraw, as of any valuation date, all or any part of their voluntary contributions.

A participant may withdraw Employer contributions in the case of economic need, hardship or total disability. The Committee has discretionary power to approve such a withdrawal.

Payments from the Profit Sharing Trust Fund - The value of a participant's interest in the Fund is payable upon retirement, death or termination of employment.

Loans to Participants - The Loan Fund consists of loans to participants. The loans are subject to certain limitations as described in the Plan's Summary Plan Description. The amounts borrowed are transferred from the funds in which the borrowers are currently invested to the Loan Fund. On a monthly basis, loan repayments and interest due on the loan are received and transferred to the fund elected by the participant. The rate of interest is determined by the Committee and is accrued ratably over the period of the loan. The interest rate at December 31, 2002 and 2001 was 4.25% and 4.75%, respectively. Loans must mature within five years, or within ten years if the loan is for the purchase of a primary residence, or upon termination of employment by the participant.

Amendment, Suspension and Termination - The Board may amend the Plan at any time. No such amendment, however, may have the effect of diverting any part of the Fund to any purpose other than for the exclusive benefit of the participants. Likewise, no amendment may reduce the interest of any participant in the Fund accrued prior to such amendment. The Board may, however, make such amendments, of retroactive effect if necessary, as are required or advisable to comply with the provisions of the Code and ERISA pertaining to profit sharing plans and trusts.

Although it is contemplated that the Plan will be a continuing program, the Board may suspend the Plan by omitting the Company's contribution for such year. In the event of such suspension, all provisions of the Plan other than those relating to the Company's contribution for the year or years of suspension shall continue in effect.

In the event of termination, the Plan and the trust agreement may be kept in effect by the Board with respect to the contributions already made to the Plan, or the trust agreement may be terminated. If the trust agreement is terminated, assets of the Fund, except the Bank Stock Fund, shall be converted into cash and such cash shall be distributed to the participants in proportion to their respective interests. Participants in the Bank Stock Fund shall receive their proportionate share of the Fund assets in The Bank of New York Company, Inc. common stock, and cash for any fractional shares.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the more significant accounting policies of the Plan:

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from these estimates.

Investment Valuation - The Plan's investments are held by the Bank and are reported at fair value. The fair values of the investments in the BNY Hamilton Funds are based on the market values of the underlying securities. The fair value of the investment in the Company's common stock is based on quoted market prices. Loans to participants are valued at their outstanding principal balances.

Investment Transactions and Investment Income - Investment transactions are recognized on the trade date of the purchase or sale. Dividend income is recognized on the ex-dividend date. Interest income is recognized on an accrual basis.

Tax Status – The Plan has received a determination letter from the Internal Revenue Service dated March 2, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related Trust is exempt from taxation. The Plan has been amended for recent changes in the tax law and, as such, applied for a new determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related Trust is tax exempt.

The Plan administrator has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

3. INVESTMENTS

The fair values of individual investments that represent five percent or more of the Plan's net assets available for benefits are as follows:

	December 31, 2002	December 31, 2001
Based on Quoted Market Prices:		
The Bank of New York Company, Inc. Common Stock	$ 570,923,073	$1,000,856,150
BNY Hamilton Equity Income Fund	81,113,517	107,290,000
BNY Hamilton Money Fund	95,881,130	97,348,812

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)/appreciated in value by $(446,371,630) in 2002, $(401,347,983) in 2001, and $424,612,722 in 2000 as follows:

Net Appreciation (Depreciation) in Fair Value

	2002	2001	2000
The Bank of New York Company, Inc. Common Stock	$(412,696,191)	$(371,388,314)	$417,213,117
BNY Hamilton Fund – Equity Income Fund	(21,279,149)	(22,578,616)	5,609,360
BNY Hamilton Fund – Intermediate Government Fund	1,732,407	353,713	1,110,240
BNY Hamilton Fund – Small Cap Fund Institutional	(6,131,222)	(2,512,521)	1,186,544
BNY Hamilton Fund – Large Cap Growth Fund	(3,197,566)	(3,078,846)	(466,842)
BNY Hamilton Fund – Large Cap Value Fund	(1,332,975)	(540,548)	76,071
BNY Hamilton Fund – International Equity Fund	(619,172)	(764,970)	6,296
BNY Hamilton Fund – Intermediate Investment Grade Fund Institutional	131,350	13,682	6,185
BNY Hamilton Fund – S&P 500 Index Fund Institutional	(3,277,045)	(850,612)	(133,603)
BNY Hamilton Fund – U.S. Bond Market Fund	297,933	(951)	5,354
	$(446,371,630)	$(401,347,983)	$424,612,722

The Plan's investment in The Bank of New York Company, Inc. common stock earned dividend income of $18,661,581 in 2002, $18,358,242 in 2001, and $17,988,186 in 2000. The Plan's investments in the BNY Hamilton Funds earned interest and dividend income of $6,683,325 in 2002, $8,500,678 in 2001 and $10,490,346 in 2000.

SUPPLEMENTAL SCHEDULE

EMPLOYEES' PROFIT SHARING PLAN OF THE BANK OF NEW YORK COMPANY, INC.

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS HELD AT THE END OF YEAR

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Units or Shares Held	Fair Value
Fund A		
* BNY Hamilton Fund	Equity Income Fund, 7,844,634 units	$ 81,113,517
Fund B		
* BNY Hamilton Fund	Intermediate Government Fund, 3,930,564 units	41,310,229
Fund C		
* The Bank of New York Company, Inc.	Collective Short-Term Investment Fund - Discretionary, 322,056 units	322,056
* BNY Hamilton Fund	Money Fund, 95,881,130 units	95,881,130
		96,203,186
Fund D		
* The Bank of New York Company, Inc.	Common Stock, 23,828,175 shares	570,923,073
* The Bank of New York Company, Inc.	Collective Short-Term Investment Fund - Discretionary, 2,460,679 units	2,460,679
		573,383,752
Fund E		
* BNY Hamilton Fund	Large Cap Growth Fund, 1,193,882 units	9,288,400
Fund F		
* BNY Hamilton Fund	Small Cap Fund Institutional, 1,568,636 units	18,651,077

(continued on next page)

EMPLOYEES' PROFIT SHARING PLAN OF THE BANK OF NEW YORK COMPANY, INC.

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS HELD AT END OF YEAR (CONTINUED)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Units or Shares Held	Fair Value
Fund G		
* BNY Hamilton Fund	Large Cap Value Fund, 1,015,137 units	7,978,976
Fund H		
* BNY Hamilton Fund	International Equity Fund, 349,561 units	2,579,758
Fund I		
* BNY Hamilton Fund	Intermediate Investment Grade Fund Institutional, 608,603 units	6,396,414
Fund J		
* BNY Hamilton Fund	S&P 500 Index Fund Institutional, 1,674,149 units	10,044,892
Fund K		
* BNY Hamilton Fund	US Bond Market Fund, 829,831 units	9,020,265
Fund L		
* BNY Hamilton Fund	Treasury Money Fund, 6,918,391 units	6,918,391

(continued on next page)

EMPLOYEES' PROFIT SHARING PLAN OF
THE BANK OF NEW YORK COMPANY, INC.

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS HELD
AT END OF YEAR (CONTINUED)

Identity of Issue, Borrower, Lessor or Similar Party		Description of Investment Including Units or Shares Held	Fair Value
LOANS TO PARTICIPANTS		Various loans at various interest rates due from 1 to 10 years	50,734,115
SHORT-TERM INVESTMENTS			
	*	BNY Hamilton Money Fund Premier, 658,311 units	658,311
TOTAL INVESTMENTS - ALL FUNDS			$914,281,283

* Represents a party-in-interest